PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2009 of Quest Capital Corp of our report dated March 22, 2010, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting which appears in this Annual Report Exhibit 99.2.

Chartered Accountants
Vancouver, British Columbia
March 22, 2010

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the
PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.